Cocrystal Pharma, Inc.

9805 North Creek Parkway

Bothell, Washington

May 12, 2020

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Mr. Tim Buchmiller

Re:	Cocrystal Pharma, Inc.
Registration Statement on Form S-3
File No. 333-237738

Dear Mr. Buchmiller:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Cocrystal Pharma, Inc. (the “Company”) is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on May 13, 2020, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Very truly yours,

/s/ James Martin
James Martin
Chief Financial Officer

cc:

Michael D. Harris, Esq.

Constantine Christakis, Esq.